N E W S R E L E A S E

September 25, 2006 News Release 06-32	Trading Symbols: Nasdaq National Market: SSRI TSX: SSO

Silver Standard Announces First Drill Results from Snowfield Project

Vancouver, B.C. - Silver Standard Resources Inc. is pleased to announce the results of the first ten drill holes from the Snowfield Project located 40 kilometers north of the town of Stewart and 15 kilometers southeast of Barrick’s high-grade gold-silver mine at Eskay Creek in northern British Columbia. Snowfield is a non-core Silver Standard project consisting of a gold-molybdenum mineralized zone adjacent to the company's silver-gold Sulphurets Project. Silver Standard believes that the Snowfield Project holds considerable locked-in value, and has designed a drill program to define a mineral resource.

The following table sets out the assay results for the first ten drill holes, with six of the holes ending in mineralization:

Drilling Results from Snowfield Project --- September 2006
Hole No.	Collar Location	Dip/ Azimuth	From (meters)	To (meters)	Interval [1] (meters)	Gold Grade (g/t)	Molybdenum (%)	Interval [1] (feet)	Gold Grade (oz/ton)
SF-01[2]	E424857/ N6264050	90°/000°	3.1	152.4	149.4	1.61	0.019	490	0.046
SF-02[2]	E424858/ N6264050	-50/90°	3.6	199.0	195.4	1.51	0.018	641	0.044
SF-03[2]	E424901/ N6264049	90°/000°	1.2	157.9	156.7	1.93	0.019	514	0.056
		incl.	1.2	72.5	71.3	2.76	0.019	234	0.081
SF-04	E424953/ N6264055	-50/90°	0.6	206.7	206.1	1.94	0.015	676	0.057
		incl.	10.1	104.5	94.5	3.06	0.016	310	0.089
SF-05[2]	E424952/ N6264055	90°/000°	0.6	150.0	149.4	1.55	0.019	490	0.045
SF-06[2]	E425002/ N6264050	90°/000°	1.8	153.0	151.2	2.18	0.017	496	0.064
		incl.	1.8	38.7	36.9	3.14	0.019	121	0.092
SF-07	E424950/ N6264100	90°/000°	3.7	109.1	105.5	0.81	0.012	346	0.024
SF-08[2]	E425000/ N6264100	90°/000°	2.2	152.7	150.5	1.28	0.018	494	0.037
SF-09	E425050/ N6264100	90°/000°	1.4	143.9	142.5	1.43	0.014	467	0.042
		incl.	5.2	28.0	22.9	2.32	0.015	75	0.068
SF-10	E425050/ N6264050	-50/90°	4.6	201.5	196.9	1.54	0.011	646	0.045
		incl.	4.6	55.2	50.6	3.23	0.014	166	0.094

1. True thickness to be determined. Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Snowfields exploration program and has verified the data in the table above. All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Vancouver, B.C. All samples were analyzed using aqua regia digestion with ICP finish. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 ppm silver were fire assayed with a gravimetric finish. Samples with over 10 ppm gold were fire assayed with a gravimetric finish. One in 20 samples were blind duplicate assayed at ALS Chemex in Vancouver, B.C.
2. Hole ended in mineralization

The gold-molybdenum mineralization at Snowfield occurs in a zone of pyritic quartz-sericite-chlorite schists that likely represent Jurrassic-age intermediate volcanic rocks. Drilling to date on 100-meter centers with infill holes on 50-meter centers has outlined a rectangular area approximately 400 meters by 300 meters, which is mineralized to depths in excess of 200 meters. The consistency of the gold-molybdenum mineralization encountered to date both along strike and down-hole within the targeted zone is particularly encouraging to the company. The gold-copper mineralization that Seabridge Gold Inc. is currently testing at the Mitchell Zone on its Kerr-Sulphurets project is located approximately two kilometers northwest of the Snowfield Project.

Drilling is continuing at Snowfield with over 5,000 meters completed out of a planned program exceeding 6,000 meters. Upon receipt of the remaining drill hole assays, the company will prepare a resource estimate which it expects to finalize before the end of the fourth quarter of this year. Silver Standard plans to carry out additional drilling at Snowfield next year.

Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for the exploration program at Snowfield.

Silver Standard Resources Inc. is a well-financed silver resource company that continues to seek growth through silver acquisitions, and exploration and development of its own silver projects. (SSRI-SN)

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Canada, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.